

Eisai Co., Ltd. 6-10, Koishikawa 4 chome Bunkyo-ku, Tokyo 112-8088 JAPAN
Telephone : (03) 3817- 5070 Fax : (03) 3811- 2830

Mar. 1, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Room [illegible]
450 F[illegible]
Washi[illegible]



EISAI CO., LTD. (File No. 82-4015)

Dear Sir/Madam:

Enclosed please find materials submitted pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In order to confirm receipt of the enclosed materials, would you kindly stamp the attached copy of this letter and return it in the enclosed pre-addressed, postage-paid envelope.

Thank you for your attention to this matter.

Very truly yours,

Hirokazu Kanai

Hirokazu Kanai
Director,
Finance & Accounting Department
Eisai Co., Ltd.

dlw 3/7

#000010-10 02.05 200 U

 Eisai Co., Ltd.

4-6-10 Koishikawa, Bunkyo-ku, Tokyo 112-8088 , Japan

Phone: 03- 3817-5120 Fax: 03- 3811-3077

Eisai is a Human Health Care Corporation striving for innovative solutions in prevention, cure and care for the health and well-being of people worldwide. We combine our talents to understand and meet the needs of patients and their families to enhance the quality of life.

No. 05-04
FOR IMMEDIATE RELEASE
February 24, 2005

Eisai Announces Establishment of its Pharmaceuticals Marketing Subsidiary in Italy

Eisai Co., Ltd. (Headquarters: Tokyo, President: Haruo Naito) announced that on February 21, 2005, it established a pharmaceuticals marketing subsidiary, Eisai S.r.l. (Eisai Società a responsabilità limitata) in Italy. Eisai S.r.l. is fully owned by Eisai Europe Limited (Headquarters: London, President: Yutaka Tsuchiya).

In Italy, Eisai S.r.l. will sell and promote pharmaceuticals including *Zonegran®*, an anti-epileptic drug whose MAA (Marketing Authorization Application) has been submitted to EMEA (European Medicines Agency), and rufinamide, another anti-epileptic drug whose MAA is planned to be submitted in FY2004.

Eisai already has marketing subsidiaries in the U.K., France, Germany and Spain. The company aims at expanding its sales network for its own products in EU countries. The pharmaceutical market in Italy is the fourth largest in Europe and it is expected to grow rapidly. The newly established subsidiary company will establish a business structure in Italy and will provide a stable supply of quality products and appropriate product information for safe and proper usage to meet the medical needs of patients in Italy.

[Company Outline]

Company Name:	Eisai Società a responsabilità limitata
Capital:	3.5 million EUR (approximately 470 million yen)
Location:	Milan, Italy
Managing Director:	Yutaka Tsuchiya
Operations:	Application for pharmaceuticals registration, promotion/sale of pharmaceuticals
Form:	Limited company

Contacts:

Eisai Co., Ltd.
Corporate Communications Department
Phone 03-3817-5120 (Tokyo)